

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

**By E-Mail**

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Suite 3800
Milwaukee, Wisconsin 53202

> **Re:** **CIM Commercial Trust Corporation**
> **Preliminary Proxy Statement on Schedule 14A filed by Lionbridge Capital I, LP, Lionbridge Capital, LP, Lionbridge Capital GP, LLC, Lionbridge GP, LLC, Lionbridge Asset Management, LLC, Gregory Morillo, The Ravenswood Investment Company L.P., Ravenswood Investments III, L.P., Ravenswood Management Company, LLC, Robotti & Company Advisors, LLC, Robotti Securities, LLC, Robotti & Company, Incorporated, Robert E. Robotti, Thomas D. Ferguson, Mark C. Gelnaw, Raymond V. Marino II, John S. Moran, and Winthrop Realty Partners, L.P.**
> **Filed May 25, 2021**
> **File No. 001-13610**
>
> **Soliciting Materials filed pursuant to Rule 14a-12 on May 25, 2021**
> **Filed by Lionbridge Capital I, LP et. al.**
> **File No. 001-13610**

Dear Mr. Fetzer:

We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

**Preliminary Proxy Statement**

1.      Please disclose whether the election of your nominees would result in a change of control of the company under any agreements the company has entered into and quantify the effect of such change of control.

Cover Page

2.      Please revise this page to **highlight** to security holders that they will be disenfranchised with respect to two board seats if they return your proxy card. Also, revise your proxy card to include this information.

Why you were sent this proxy statement, page 2

3.      We note you state certain persons "may be deemed" participants in your solicitation. Please revise to remove doubt from the statement.

Proposal No. 1. Election of Directors, page 9

4.      Please revise Mr. Marino's biography to describe his business experience during the past five years.

Additional Information, page 23

5.      Please revise the second sentence in this section avoid disclaiming responsibility for your own disclosure.

**Soliciting Materials**

6.      Please refer to the press release. Provide us with supplemental support for the statistics cited for Winthrop's past and current REIT work.

7.      You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the following statements. Refer to Rule 14a-9. With a view toward revised future disclosure, please provide us with support for your stated beliefs.

- "After years of value destruction and blatant disregard for good corporate governance and the best interests of the Company's stockholders, including the current Board's self-serving decision to delay the Annual Meeting without explanation…"
- "In our view, the Company's current directors, who bear responsibility for overseeing CMCT's persistent underperformance and long history of weak governance, have repeatedly demonstrated that they are not capable and/or willing

to conduct a credible and fully independent strategic review process, especially when the outcome involves serious conflicts of interest for CIM management and many of its Board members."

8.  Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

    - The statement by Mr. Ashner: "…I have rarely seen a cost structure or pattern of governance more injurious to stockholders than the present situation at CMCT. The overhead consumed is grossly out of line for a portfolio of this size and concentration."

    - Your belief that "…a bloated cost structure, and excessively generous service agreements that benefit the Company's external operator and administrative services provider..."

9.  Please provide us supplemental support for your disclosure that Walker and Dunlop have provided you with a highly confident letter relating to the company's financing.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions